EDEN ENERGY CORP.

1925 – 200 Burrard Street

Vancouver, BC V6C 3L6

November 6, 2006

VIA EDGAR AND FAX (202) 772-9368

United States Securities and Exchange Commission

100 F Street North East

Mail Stop 20549-0407

Washington, DC 20549

Attention:	Carmen Moncada-Terry, Corporate Finance

Dear Sirs:

Re: Eden Energy Corp. (the "Company") Filing Number: 333-136898

                              In connection with the Company's Form SB-2/A Registration Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m. (EST) Wednesday, November 8, 2006 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

                              We acknowledge that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,
EDEN ENERGY CORP.

Per: /s/ Donald Sharpe
Donald Sharpe
President